EXHIBIT 15

November 14, 2001

Hastings Manufacturing Company
Hastings, Michigan

We have reviewed, in accordance with standards established by the AICPA, the unaudited interim financial information of Hastings Manufacturing Company and subsidiaries for the periods ended September 30, 2001 and 2000 as indicated in our report dated October 22, 2001. Because we did not perform an audit, we expressed no opinion on that information. We are aware that our report referred to above, which was included in your quarterly report on Form 10-Q, is being incorporated by reference in a Registration Statement (File No. 333-74489).

We also are aware that our report referred to above, under Rule 436(c) under the Securities Act of 1933, is not considered a part of the registration statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

/s/BDO Seidman, LLP

Grand Rapids, Michigan